Exxon Mobil Corporation

Patrick T. Mulva

5959 Las Colinas Boulevard

Vice President and Controller

Irving, TX 75039-2298

972 444 1202 Telephone

972 444 1221 Facsimile

ExxonMobil

May 14, 2010

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Exxon Mobil Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Schedule 14A filed April 13, 2010

Response Letter Dated April 22, 2010

File No. 1-02256

Dear Mr. Schwall:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comments regarding the above filing set forth in your letter of May 7, 2010.

We also acknowledge that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire clarification of our responses, please direct any questions to Mr. Joel Webb at 972-444-1290.

Yours truly,

By:  /s/ Patrick T. Mulva

----------------------------------------

Name:  Patrick T. Mulva

Title:  Vice President and Controller

Enclosure

c:

Norman Gholson

Ronald Winfrey

ExxonMobil’s Response to the

Comments Included in the SEC Letter of May 7, 2010

Form 10-K for Fiscal Year Ended December 31, 2009

Pay Awarded to Named Executive Officers, page 132

1.

We note your response to our prior comments 10 and 11.  In your response, you refer us to a general discussion of the process for determining named executive officer compensation; in this discussion, you indicate that various factors are considered in the determination.  You state in your response that “the Committee’s decision-making process is fundamentally a matter of judgment taking all the disclosed factors into consideration, not a matter of formulas or targets [emphasis added].”

However, in your discussion of “Bonus” on page 134, which concerns the rationale for the actual amounts awarded for 2009, your explanation with regard to each named executive officer other than Mr. Dolan is limited to the following statement: “Annual bonuses … for the Named Executive Officers … were reduced 40 percent compared to 2008. … The changes primarily reflect a lower level of Company earnings in 2009.”  Please advise us as to whether any material factors other than the previous year’s bonus amount and the company’s earnings for 2009 were taken into account in determining the 2009 bonus amount for each named executive officer.

Similarly, in your discussion of “Restricted Stock” on page 134, which addresses the actual quantities granted in 2009, your explanation as to each named executive officer other than Mr. Dolan is limited to the following statement: “The number of shares granted as restricted stock in 2009 to each Named Executive Officer was the same as their 2008 grant… .  The grant date fair value of each restricted share was 4 percent lower in 2009, in line with the lower stock price on the 2009 grant date compared to 2008.”  Please advise us as to whether any material factors other than the previous year’s grant quantity was taken into account in determining the 2009 grant quantity for each named executive officer.

Regarding the annual bonus awards, in determining the absolute amount of individual bonus awards for 2009, the Compensation Committee considered all the business and individual factors described in the CD&A on page 131 on an unweighted basis.  The earnings factor is highlighted on page 134 because the change in earnings from 2008 to 2009 was the primary factor driving the year-over-year change in bonus levels, but all the factors referenced herein were considered in the Committee's exercise of judgment.  We confirm that there are no other material factors that formed the basis of the 2009 awards other than those disclosed in the CD&A.

With respect to restricted stock awards, the basis for the grants is outlined beginning on page 125 under the section entitled "Equity" and on page 132 under the section entitled "Pay Awarded to Named Executive Officers."  In determining the absolute number of shares granted to individual executives for 2009, the Compensation Committee considered the same business results that are outlined on page 131.

As described on page 126, the Committee also compared the total value of restricted stock grants against the combined value of all forms of long term awards by comparator companies through an annual benchmarking process (page 129).  Stock price is highlighted on page 134 because the difference in stock price from 2008 to 2009 was the primary factor driving the year-over-year difference in value of the stock awards, but all the factors referenced herein were considered in the Committee's exercise of judgment.  We confirm that there are no other material factors that formed the basis of the 2009 restricted stock awards other than those disclosed in the CD&A.

Engineering Comments

Properties, page 6

Summary of Oil and Gas Reserves at Year-End 2009, page 6

2.

Your response to our prior comment 15 does not appear to comply with the description of proved reserve pricing in Rule 4-10(a)(22) of Regulation S-X since the first-day-of-the-month price is the difference between first-day-of-the-month bench mark and first-day-of-the-month differential due to quality, location, etc.  Please revise your disclosure to comply with Rule 4-10.

First-day-of-the-month prices were based on either actual first-day-of-the-month sales, prices established by sales contracts, or prices determined by adjusting recognized marker prices from the first day of each month by the applicable first-day-of-the-month differentials, with the exception of seven fields in the United States.

For the seven fields in the United States, which included the Hawkins field, a trailing three month average of realizations was used to determine differentials for each month that was then applied to recognized marker prices from the first day of each month. This approach was used to adjust for periodic blending with higher quality crudes/condensate, infrequent sales that did not uniformly occur on the first day of the month, or delays in the availability of first-day-of-the-month prices. In view of the limited number of fields where this approach was used, we believe this would not have a material impact on our reported proved reserves.

3.

We do not agree with your position - as presented in response 16 - that the aggregation of proved reserves for Canada/South America is permitted by Item 1202 of Regulation S-K.  Canada/South America are attributed proved reserves of 3,146 MMBOE or .137 of your total while Africa and Russia/Caspian have .09 and .08, respectively, of your total and are presented separately.  Please explain the procedures you will undertake to comply with Item 1202.

In response to your comment, we will footnote the tables on proved reserves on page 6, production on page 10 and acreage on pages 21 and 22 for South America in our Form 10-K beginning in 2010.

Production Prices and Production Costs, page 11

4.

In part, our comment 19 asked that you disclose the production cost for synthetic oil.  Your response states “We interpreted Item 1204 (b) of Regulation S-K as only requiring total unit production costs and bitumen unit production costs to be disclosed.  There is no mention of disclosing synthetic oil unit production costs.”  You disclosed the selling price for synthetic oil but not the production cost which denies the public access to the historical netback for synthetic oil and seems contrary to the purposes of the disclosure.  We reissue prior comment 19.

In response to your comment, we will disclose synthetic oil unit production costs for the latest three years in our Form 10-K beginning in 2010.

Gross and Net Undeveloped Acreage, page 22

5.

Our prior comment 20 asked that you comply with paragraph (b) of item 1208 of Regulation S-K which requires the disclosure of the minimum remaining terms of leases and concessions for material acreage concentrations.  You declined stating “We believe that discussion about remaining terms of specific leases and concessions would provide sensitive information to our competitors and other third parties and would be detrimental to ExxonMobil, without a corresponding benefit to the investment community.”  Please tell us why you believe competitors could benefit from such disclosure and why the public would not.  Provide descriptions of historical situations that support your position.

We believe that discussion about potential relinquishment of specific acreage would be detrimental to ExxonMobil as illustrated in the following examples, without a corresponding benefit to the investment community:

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Our negotiating position with others could be negatively impacted.  The ability to obtain maximum value for ExxonMobil and its shareholders in trades, farmouts, sales, etc. could be compromised if acreage relinquishment data, which otherwise would not be provided, was included in our Form 10-K.

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Including acreage relinquishment data in our Form 10-K can be detrimental on a stand-alone basis.  However, when coupled with other information, such as operating activities that generally are known by our competitors, the potential negative consequences can be compounded.  For example, we could lose an advantage in our pursuit of additional acreage (adjacent, offsetting, on-trend).  The acreage could be acquired by a competitor or we could have to pay a premium to obtain it.  Either result would not be in the best interests of ExxonMobil and its shareholders.

In addition, providing the minimum remaining terms of leases and concessions could be misleading for investors as acreage is often retained beyond the initial expiration date.  Our overall acreage management practices are meant to prevent premature relinquishments of acreage considered material to our portfolio.  We are not aware of instances in which acreage considered material to our portfolio was relinquished prematurely.

We also believe that disclosure of minimum remaining terms of our leases and concessions is not required under Item 1208(b) of Regulation S-K because the information is not material.  Specifically, we confirm for the staff that even if all leases and commitments of undeveloped acreage in our portfolio with near-term scheduled expiration dates were not renewed or extended, the impact would not be material.  To clarify this point and in response to your comment, we will expand our disclosure in the Oil and Gas Properties, Wells, Operations and Acreage, Gross and Net Undeveloped Acreage section in 2010 by adding a reference similar to the following (changes in bold):

“ExxonMobil’s investment in developed and undeveloped acreage is comprised of numerous concessions, blocks and leases.  The terms and conditions under which the Corporation maintains exploration and/or production rights to the acreage are property-specific, contractually defined and vary significantly from property to property.  Work programs are designed to ensure that the exploration potential of any property is fully evaluated before expiration.  In some instances, the Corporation may elect to relinquish acreage in advance of the contractual expiration date if the evaluation process is complete and there is not a business basis for extension.  In cases where additional time may be required to fully evaluate acreage, the Corporation has generally been successful in obtaining extensions.  The scheduled expiration of leases and concessions for undeveloped acreage over the next three years is not expected to have a material adverse impact on the Corporation.”

Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 46

Upstream, page 47

6.

In part, your response to comment six in our April 1, 2010 letter states, “Based on our historical performance and current operating plans, we project that our unit operating expenses will not materially change over the next several years, despite the anticipated changes in the types of opportunities from which volumes are produced and the technologies that we apply to our diverse resource portfolio.”  Please reconcile this statement with the CAGR of 12%/year for your disclosed unit production costs from 2004 to 2009.  Address the factors that you believe will stem this upward trend.

ExxonMobil’s unit production costs from 2004 to 2009 were significantly affected by several external factors, such as increased commodity prices (including oil prices) and varying foreign exchange rates.  We have multiple initiatives underway to efficiently manage unit operating costs for factors that are within our control.  These initiatives include, but are not limited to, implementation of technology improvements, continued operating expense efficiencies realized through our global organization, action to capture savings from changing market conditions and reappraisal of our asset portfolio, with focused effort to optimize material marginal assets.  In addition, we expect increased production from new projects at lower than average unit operating costs.  Based on the past success of our cost management efforts and current operating plans for factors within our control, we project that our unit operating expenses will not materially change over the next several years, despite the anticipated changes in the types of opportunities from which volumes are produced and the technologies that we apply to our diverse resource portfolio.